  Exhibit 99.1

Hudson Provides Notice of Change in Board of Directors

East Rutherford, NJ – May 18, 2020 – Hudson (NYSE: HUD) (“Hudson” or the “Company”), a North American travel experience leader with more than 1,000 stores in airports, commuter hubs, landmarks and tourist destinations, today announced changes in its Board of Directors.

Mary J. Steele Guilfoile, who had been serving as an independent member of Hudson’s Board of Directors and the Chairwoman of the Company’s Audit Committee, was elected to the Board of Directors of our controlling shareholder Dufry AG (“Dufry”) at its annual shareholder meeting held on May 18, 2020. As previously announced on May 4, 2020, Ms. Guilfoile informed the Company that she had been proposed for election as an independent member of Dufry’s Board of Directors, and that if she were elected to the Dufry Board, she intended to step down from the Board of Directors of Hudson, which she has now done with immediate effect.

Hudson also announced that Joaquin Moya-Angeler Cabrera, an independent director who currently serves on the Company’s Audit Committee, has been named Chairman of the Audit Committee. Mr. Moya-Angeler Cabrera has been a Director of Hudson since 2018 and also serves on the Nomination and Remuneration Committee.

About Hudson
Hudson, a Dufry Company, is a travel experience company turning the world of travel into a world of opportunity by being the Traveler’s Best Friend in more than 1,000 stores in airport, commuter hub, landmark, and tourist locations. Our team members care for travelers as friends at our travel convenience, specialty retail, duty free and food and beverage destinations. At the intersection of travel and retail, we partner with landlords and vendors, and take innovative, commercial approaches to deliver exceptional value. To learn more about how we can make your location a travel destination, please visit us at www.hudsongroup.com.

For further information, please contact:

Investor/Media Contact
Cindi Buckwalter VP of Investor Relations & Corporate Communications
investorrelations@hudsongroup.com communications@hudsongroup.com